Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cymer, Inc.:

We consent to the use of our reports dated February 16, 2012, with respect to the consolidated balance sheets of Cymer, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011 and the accompanying financial statement schedule of valuation and qualifying accounts and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

San Diego, California

January 3, 2013